Exhibit 12.1

Roper Industries, Inc.

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

and to

Combined Fixed Charges and Preferred Stock Dividends

						Nine Months	Nine Months
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Ended	Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Sep. 30	Sep. 30
	2007	2008	2009	2010	2011	2011	2012
Ratio of Earnings to Fixed Charges	6.6x	7.2x	6.0x	6.8x	9.0x	8.6x	9.6x

Earnings Computation:
Income from continuing operations before income taxes	$376,997	$428,816	$339,768	$448,394	$604,987	$433,564	$481,842

Add: Fixed Charges (1)	67,324	69,028	68,368	77,077	75,542	56,854	56,248

Equals: Earnings as defined	$444,321	$497,844	$408,136	$525,471	$680,529	$490,418	$538,090

(1) Fixed Charges Computation:
Interest expense and amortization of debt issuance costs	$58,855	$60,819	$59,347	$67,322	$65,607	$49,403	$49,017

Add: Estimated interest portion of rental expense charged to income (one-third of rent expense)	8,469	8,209	9,021	9,755	9,935	7,451	7,231
Add: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Equals: Fixed Charges as defined	$67,324	$69,028	$68,368	$77,077	$75,542	$56,854	$56,248

For purposes of calculating these ratios, earnings is the amount resulting from adding (a) earnings from continuing operations before income taxes and (b) fixed charges. Fixed charges for these purposes include (a) interest expense, (b) amortization of debt issuance costs, and (c) one-third of rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense. Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.